EXHIBIT 99.1

Suncor Energy Inc. Extractive Sector Transparency Measures Act Report for the reporting year January 1, 2019 to December 31, 2019

STATEMENT UNDER THE ACT RESPECTING TRANSPARENCY MEASURES
IN THE MINING, OIL AND GAS INDUSTRIES (s.1)

Fiscal year covered by the statement: from January 1, 2019 to December 31, 2019

Name of the entity filing the statement: Suncor Energy Inc.

Name(s) of the subsidiary or subsidiaries for which the entity files the statement, where applicable:

Petro-Canada Terra Nova Partnership; Petro-Canada Hibernia Partnership; Petro-Canada Hebron Partnership; Canadian Oil Sands Partnership; Suncor Energy Oil Sands Limited Partnership; Suncor Energy Offshore Exploration Partnership; Suncor Energy Ventures Partnership

CERTIFICATE

I certify that I have examined the information contained in the statement of Suncor Energy Inc. for the fiscal year that began on January 1, 2019 and ended on December 31, 2019. To my knowledge and having exercised due diligence, the information contained in the statement is, in all material respects for the purposes of the Act, true, accurate and complete.

Full name of the officer or director: Alister Cowan

Title of position: Chief Financial Officer

Date: June 26, 2020

"Alister Cowan"

[Signature]

Extractive Sector Transparency Measures Act - Annual Report

Reporting Entity Name	Suncor Energy Inc.

Reporting Year	From	1/1/2019	To:	12/31/2019	Date submitted	7/3/2020

Reporting Entity ESTMA Identification Number	E405435		☒ Original Submission ☐ Amended Report

Other Subsidiaries Included (optional field)

For Consolidated Reports - Subsidiary Reporting Entities Included in Report:	Petro-Canada Terra Nova Partnership: E368056,
Petro-Canada Hibernia Partnership: E014222,
Petro-Canada Hebron Partnership: E294659,
Canadian Oil Sands Partnership: E984046,
Suncor Energy Oil Sands Limited Partnership: E761283,
Suncor Energy Offshore Exploration Partnership: E718793,
Suncor Energy Ventures Partnership: E895970

Not Substituted

Attestation by Reporting Entity

In accordance with the requirements of the ESTMA, and in particular section 9 thereof, I attest I have reviewed the information contained in the ESTMA report for the entity(ies) listed above. Based on my knowledge, and having exercised reasonable diligence, the information in the ESTMA report is true, accurate and complete in all material respects for the purposes of the Act, for the reporting year listed above.

Full Name of Director or Officer of Reporting Entity	Alister Cowan
					Date	6/26/2020
Position Title	Chief Financial Officer

Extractive Sector Transparency Measures Act - Annual Report

Reporting Year	From:	1/1/2019	To:	12/31/2019

Reporting Entity Name	Suncor Energy Inc.				Currency of the Report	CAD

Reporting Entity ESTMA Identification Number	E405435

Subsidiary Reporting Entities (if necessary)	Petro-Canada Terra Nova Partnership: E368056,
Petro-Canada Hibernia Partnership: E014222,
Petro-Canada Hebron Partnership: E294659,
Canadian Oil Sands Partnership: E984046,
Suncor Energy Oil Sands Limited Partnership: E761283,
Suncor Energy Offshore Exploration Partnership: E718793,
Suncor Energy Ventures Partnership: E895970

Payments by Payee

Country	Payee Name	Departments, Agency, etc… within Payee that Received Payments[2]	Taxes	Royalties	Fees	Production Entitlements	Bonuses	Dividends	Infrastructure Improvement Payments	Total Amount paid to Payee	Notes
Canada	Government of Canada		517,020,000	140,150,000	830,000	-	-	-	-	658,000,000	Includes royalties that are remitted directly to the Canadian federal government that are then sent to the Government of Newfoundland and Labrador for the Terra Nova, White Rose, Hebron and Hibernia Extension projects.
Canada	Canada Newfoundland and Labrador Offshore Petroleum Board		-	-	3,260,000	-	-	-	-	3,260,000
Canada -Alberta	Athabasca Chipewyan First Nation		-	-	260,000	-	-	-	-	260,000
Canada -Alberta	City of Calgary		100,000	-	-	-	-	-	-	100,000
Canada -Alberta	Fort Chipewyan Metis Local 125		-	-	180,000	-	-	-	-	180,000
Canada -Alberta	Fort McKay First Nation		-	-	1,280,000	-	-	-	-	1,280,000
Canada -Alberta	Fort McKay Metis Community Association		-	-	470,000	-	-	-	-	470,000
Canada -Alberta	Fort McMurray #468 First Nation		-	-	310,000	-	-	-	-	310,000
Canada -Alberta	Fort McMurray Metis Local 1935		-	-	120,000	-	-	-	-	120,000
Canada -Alberta	Government of Alberta		193,210,000	256,500,000	24,790,000	-	-	-	-	474,500,000
Canada -Alberta	Heart Lake First Nation		-	-	120,000	-	-	-	-	120,000
Canada -Alberta	Mikisew Cree First Nation		-	-	510,000	-	-	-	-	510,000
Canada -Alberta	Municipality of Wood Buffalo (Alberta)		67,500,000	-	490,000	-	-	-	-	67,990,000
Canada -Alberta	Chipewyan Prairie First Nation		-	-	370,000	-	-	-	-	370,000
Canada -Alberta	Willow Lake Metis Association		-	-	390,000	-	-	-	-	390,000
Canada -Newfoundland and Labrador	Government of Newfoundland and Labrador		-	115,770,000	-	-	-	-	-	115,770,000	Includes royalties paid in relation to the Hibernia Base project.
Canada -Quebec	Government of Quebec		24,550,000	-	40,000	-	-	-	-	24,590,000

Extractive Sector Transparency Measures Act - Annual Report

Reporting Year	From:	1/1/2019	To:	12/31/2019

Reporting Entity Name	Suncor Energy Inc.				Currency of the Report	CAD

Reporting Entity ESTMA Identification Number	E405435

Subsidiary Reporting Entities (if necessary)	Petro-Canada Terra Nova Partnership: E368056,
Petro-Canada Hibernia Partnership: E014222,
Petro-Canada Hebron Partnership: E294659,
Canadian Oil Sands Partnership: E984046,
Suncor Energy Oil Sands Limited Partnership: E761283,
Suncor Energy Offshore Exploration Partnership: E718793,
Suncor Energy Ventures Partnership: E895970

Payments by Payee

Country	Payee Name	Departments, Agency, etc… within Payee that Received Payments[2]	Taxes	Royalties	Fees	Production Entitlements	Bonuses	Dividends	Infrastructure Improvement Payments	Total Amount paid to Payee	Notes
Libya	Government of Libya	National Oil Corporation	83,730,000	304,070,000	-	-	710,000	-	-	388,510,000	Bonuses include social development payments as required by certain Exploration and Production Sharing Agreements in Libya. Taxes & Royalties taken in kind and converted to cash basis using the same methodology (fair market value) as Suncor Energy Inc.'s 2019 consolidated financial statements.
											Translated using the financial year average foreign exchange rates: 1 USD : 1.3269 CAD.
Norway	Government of Norway		-	-	160,000	-	-	-	-	160,000	Translated using the financial year average foreign exchange rate: 1 NOK : 0.1509 CAD.
United Kingdom of Great Britain and Northern Ireland	Her Majesty’s Government	Her Majesty's Revenue and Customs Cumbernauld	349,320,000	-	-	-	-	-	-	349,320,000	Translated using the financial year average foreign exchange rate: 1 GBP : 1.6945 CAD.

Additional Notes:	- All payments are reported in Canadian dollars. - All amounts have been rounded to the nearest $10,000 CAD.

Extractive Sector Transparency Measures Act - Annual Report

Reporting Year	From:	1/1/2019	To:	12/31/2019

Reporting Entity Name	Suncor Energy Inc.				Currency of the Report	CAD

Reporting Entity ESTMA Identification Number	E405435

Subsidiary Reporting Entities (if necessary)	Petro-Canada Terra Nova Partnership: E368056,
Petro-Canada Hibernia Partnership: E014222,
Petro-Canada Hebron Partnership: E294659,
Canadian Oil Sands Partnership: E984046,
Suncor Energy Oil Sands Limited Partnership: E761283,
Suncor Energy Offshore Exploration Partnership: E718793,
Suncor Energy Ventures Partnership: E895970

Payments by Project

Country	Project Name	Taxes	Royalties	Fees	Production Entitlements	Bonuses	Dividends	Infrastructure Improvement Payments	Total Amount paid by Project	Notes
Canada -Alberta	Base Mine	26,680,000	129,790,000	8,850,000	-	-	-	-	165,320,000
Canada -Alberta	Firebag	36,640,000	81,390,000	4,920,000	-	-	-	-	122,950,000
Canada -Alberta	MacKay River	4,120,000	45,320,000	4,120,000	-	-	-	-	53,560,000
Canada -Newfoundland and Labrador	Hebron	-	7,080,000	-	-	-	-	-	7,080,000
Canada -Newfoundland and Labrador	Hibernia	-	183,030,000	-	-	-	-	-	183,030,000	Hibernia Base and Extension projects have been combined for the purposes of this report.
Canada -Newfoundland and Labrador	Terra Nova	-	57,200,000	3,430,000	-	-	-	-	60,630,000
Canada -Newfoundland and Labrador	White Rose	-	8,610,000	-	-	-	-	-	8,610,000
Norway	Norway	-	-	160,000	-	-	-	-	160,000	Translated using the financial year average foreign exchange rate: 1 NOK : 0.1509 CAD.
Libya	Libya	83,730,000	304,070,000	-	-	710,000	-	-	388,510,000	Bonuses include social development payments as required by certain Exploration and Production Sharing Agreements in Libya. Taxes & Royalties taken in kind and converted to cash basis using the same methodology (fair market value) as Suncor Energy Inc.'s 2019 consolidated financial statements.
										Translated using the financial year average foreign exchange rates: 1 USD : 1.3269 CAD.
United Kingdom of Great Britain and Northern Ireland	U.K. Oil & Gas Taxes	349,320,000	-	-	-	-	-	-	349,320,000	Translated using the financial year average foreign exchange rate: 1 GBP : 1.6945 CAD.
Canada	Other	50,000	-	8,970,000	-	-	-	-	9,020,000	Includes Emerging properties in the Oil Sands business unit (Meadow Creek, Lewis, Frontier, and Chard) and North America Onshore in the Exploration and Production business unit.

Additional Notes:	- All payments are reported in Canadian dollars. - All amounts have been rounded to the nearest $10,000 CAD.